Exhibit 12.2
JPMorgan Chase & Co.

Computation of Ratio of Earnings to Fixed Charges
And Preferred Stock Dividend Requirements

Three months ended March 31, (in millions, except ratios)	2012
(Restated)
Excluding interest on deposits
Income before income tax expense	$6,981
Fixed charges:
Interest expense	2,313
One-third of rents, net of income from subleases(a)	141
Total fixed charges	2,454
Less: Equity in undistributed income of affiliates	(1)
Income before income tax expense and fixed charges, excluding capitalized interest	$9,434
Fixed charges, as above	$2,454
Preferred stock dividends (pretax)	228
Fixed charges including preferred stock dividends	$2,682
Ratio of earnings to fixed charges and preferred stock dividend requirements	3.52
Including interest on deposits
Fixed charges including preferred stock dividends, as above	$2,682
Add: Interest on deposits	722
Total fixed charges including preferred stock dividends and interest on deposits	$3,404
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$9,434
Add: Interest on deposits	722
Total income before income tax expense, fixed charges and interest on deposits	$10,156
Ratio of earnings to fixed charges and preferred stock dividend requirements	2.98

(a)	The proportion deemed representative of the interest factor.

178 B